Preliminary Term Sheet (To the Prospectus dated May 15, 2025, the Prospectus Supplement dated May 15, 2025 and Product Supplement EQUITY LIRN-1 dated October 30, 2025)	Subject to Completion Dated October 30, 2026	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-287303

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2026 November , 2026 November , 2028
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Capped Notes with Absolute Return Buffer Linked to the iShares® Semiconductor ETF

▪  Maturity of approximately two years

▪  1-to-1 upside exposure to increases in the iShares® Semiconductor ETF (the “Market Measure”), subject to a capped return of [29.00% to 39.00%]

▪  A positive return equal to the absolute value of the percentage decline in the Market Measure only if the Market Measure does not decline by more than 25.00% (e.g., if the negative return of the Market Measure is -3%, you will receive a positive return of +3%)

▪  1-to-1 downside exposure to decreases in the Market Measure beyond a 25.00% decline, with 75.00% of your principal at risk

▪  All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC.

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes.”

▪  Limited secondary market liquidity, with no exchange listing

▪  The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-9 of product supplement EQUITY LIRN-1 and beginning on page S-9 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.194 and $9.694 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November     , 2026

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Summary

The Capped Notes with Absolute Return Buffer Linked to the iShares® Semiconductor ETF, due November    , 2028 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority.

The notes provide you a 1-to-1 return, subject to a cap, if the Ending Value of the Market Measure, which is the iShares® Semiconductor ETF (the “Market Measure”), is greater than the Starting Value. If the Ending Value is less than or equal to the Starting Value but greater than or equal to the Threshold Value, you will receive a positive return equal to the absolute value of the percentage decline in the Market Measure from the Starting Value to the Ending Value (e.g., if the negative return of the Market Measure is -3.00%, you will receive a positive return of +3.00%). If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Capped Value for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)	Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The iShares® Semiconductor ETF (Bloomberg symbol: “SOXX”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:	The average of the Closing Market Price of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-32 of product supplement EQUITY LIRN-1.
Threshold Value:	75.00% of the Starting Value, rounded to two decimal places.
Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-36 of product supplement EQUITY LIRN-1
Participation Rate:	100%
Capped Value:	[$12.90 to $13.90] per unit, which represents a return of [29.00% to 39.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date
Fees and Charges:	The public offering price of the notes includes the underwriting discount of $0.20 per unit listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”)
Capped Notes with Absolute Return Buffer	TS-2

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY LIRN-1 dated October 30, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325013900/dp236510_424b2-equitylirn1.htm

▪	Series A MTN prospectus supplement dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

▪	Prospectus dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from us, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our” or similar references are to Barclays.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes of such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or the amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors—Issuer-related Risks—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Capped Notes with Absolute Return Buffer	TS-3

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is equal to or above the Threshold Value.

▪  You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪  You accept that the return on the notes will be capped.

▪  You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

▪  You are willing to forgo dividends and other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described above.

▪  You are willing and able to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪  You are willing and able to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪  You believe that the Market Measure will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪  You seek 100% principal repayment or preservation of capital.

▪  You seek an uncapped return on your investment.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or have other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Capped Notes with Absolute Return Buffer	TS-4

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Capped Notes with Absolute Return Buffer

This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Threshold Value of 75.00% of the Starting Value and a hypothetical Capped Value of $13.40 per unit (the midpoint of the Capped Value range of [$12.90 to $13.90]). The green line reflects the returns on the notes, while the dotted grey line reflects the returns of a direct investment in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 75.00, the Participation Rate of 100%, a hypothetical Capped Value of $13.40 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Capped Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to receive if you invested in the Market Measure directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$2.50	-75.00%
50.00	-50.00%	$7.50	-25.00%
70.00	-30.00%	$9.50	-5.00%
75.00(1)	-25.00%	$12.50(3)	25.00%
80.00	-20.00%	$12.00	20.00%
90.00	-10.00%	$11.00	10.00%
95.00	-5.00%	$10.50	5.00%
97.00	-3.00%	$10.30	3.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.20	2.00%
103.00	3.00%	$10.30	3.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
134.00	34.00%	$13.40(4)	34.00%
140.00	40.00%	$13.40	34.00%
150.00	50.00%	$13.40	34.00%
200.00	100.00%	$13.40	34.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	Any positive return based on the depreciation of the Market Measure cannot exceed the return represented by the hypothetical Threshold Value.

(4)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

Capped Notes with Absolute Return Buffer	TS-5

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Redemption Amount Calculation Examples:

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 50.00
= $7.50 Redemption Amount per unit

Example 2
The Ending Value is 97.00, or 97.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 97.00
= $10.30 Redemption Amount per unit. Since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount will be the principal amount plus a positive return equal to the absolute value of the percentage decline in the Market Measure from the Starting Value to the Ending Value.

Example 3
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 102.00
= $10.20 Redemption Amount per unit

Example 4
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 75.00
Ending Value: 150.00
= $15.00, however, because any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value, the Redemption Amount will be $13.40 per unit
Capped Notes with Absolute Return Buffer	TS-6

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-9 of product supplement EQUITY LIRN-1 and page S-9 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return based on any increase in the value of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.

▪	Your potential for a positive return based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Market Measure (or the securities included in the Market Measure). The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 75.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 25.00%. Any decline in the Ending Value from the Starting Value by more than 25.00% will result in a loss, rather than a positive return, on the notes.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this term sheet. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this term sheet as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Valuation- and Market-related Risks

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with

Capped Notes with Absolute Return Buffer	TS-7

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” below. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Market Measure.

▪	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure. See “Description of the LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY LIRN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts, as described below under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax

Capped Notes with Absolute Return Buffer	TS-8

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capped Notes with Absolute Return Buffer	TS-9

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Additional Risk Factors

The securities held by the Market Measure are concentrated in one sector. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Market Measure, the return on the notes will be subject to certain risks similar to those associated with direct equity investments in the software sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

An investment in the notes is subject to risks associated with the semiconductor industry. All or substantially all of the equity securities held by the Market Measure are issued by companies whose primary line of business is directly associated with the semiconductor industry. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Semiconductor companies are vulnerable to wide fluctuations in securities prices due to rapid product obsolescence. The international operations of many semiconductor companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, tariffs and trade disputes, competition from subsidized foreign competitors with lower production costs and other risks inherent to international business. The semiconductor industry is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly.

An investment in the notes is subject to risks associated with non-U.S. companies. Some of the equity securities held by the Market Measure are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Capped Notes with Absolute Return Buffer	TS-10

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

The Market Measure

All information contained in this term sheet regarding the Market Measure has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares® Trust and BlackRock Fund Advisors (“BFA”). The Market Measure is an investment portfolio of iShares® Trust and is maintained and managed by BFA. BFA is currently the investment advisor to the Market Measure. The consequences of any discontinuance of the Market Measure are discussed in the section entitled “Description of the LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Market Measure in connection with the offer and sale of the notes. The Market Measure is an exchange-traded fund that trades on The Nasdaq Stock Market under the ticker symbol “SOXX.”

The Market Measure seeks to track the investment results, before fees and expenses, of an index composed of U.S.-listed equities in the semiconductor sector, which is currently the NYSE Semiconductor Index. Effective June 2021, the Market Measure’s underlying index changed from the PHLX Semiconductor Sector Index to the ICE Semiconductor Index, and the Market Measure’s name accordingly changed from the iShares® PHLX Semiconductor ETF to the iShares® Semiconductor ETF. Effective November 2023, the ICE Semiconductor Index was renamed the NYSE Semiconductor Index. For more information about the NYSE Semiconductor Index, please see “The NYSE Semiconductor Index” below.

BFA uses a representative sampling indexing strategy to manage the Market Measure. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities or other instruments that collectively has an investment profile similar to that of an applicable underlying index. The instruments selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the applicable underlying index. The Market Measure may or may not hold all of the securities in the NYSE Semiconductor Index.

The NYSE Semiconductor Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the Market Measure is an actual investment portfolio. The performance of the Market Measure and the NYSE Semiconductor Index may vary for a number of reasons, including transaction costs, asset or currency valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Market Measure’s portfolio and the NYSE Semiconductor Index resulting from the Market Measure’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Market Measure but not to the NYSE Semiconductor Index. “Tracking error” is the divergence of the performance (return) of the Market Measure’s portfolio from that of the NYSE Semiconductor Index. Because the Market Measure uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Market Measure. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729 through the SEC’s website at http://www.sec.gov.

The NYSE Semiconductor Index

All information contained in this term sheet regarding the NYSE Semiconductor Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, ICE Data Indices, LLC (“IDI”). The NYSE Semiconductor Index is calculated, maintained and published by IDI. IDI has no obligation to continue to publish, and may discontinue the publication of, the NYSE Semiconductor Index.

The NYSE Semiconductor Index is a modified float-adjusted market capitalization-weighted index that is designed to track the performance of the thirty largest U.S.-listed semiconductor companies. IDI defines semiconductor companies as those classified within the semiconductors industry of the ICE Uniform Sector Classification schema. This includes companies that either manufacture materials that have electrical conductivity (semiconductors) to be used in electronic applications or utilize LED and OLED technology. This also includes companies that provide services or equipment associated with semiconductors such as packaging and testing. The NYSE Semiconductor Index is reported by Bloomberg L.P. under the ticker symbol “ICESEMI.”

NYSE Semiconductor Index Constituent Selection

The NYSE Semiconductor Index includes common stocks, ordinary shares, American depositary receipts (“ADRs”), shares of beneficial interest and limited partnership interests that meet the following criteria:

•	Listed on one of the following U.S. exchanges: New York Stock Exchange (“NYSE”), NYSE American, Cboe BZX, Nasdaq Global Select Market, Nasdaq Global Market and Nasdaq Capital Market;

Capped Notes with Absolute Return Buffer	TS-11

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

•	Classified within the semiconductors industry of the ICE Uniform Sector Classification schema;

•	A minimum $100 million security-level non-float-adjusted market capitalization;

•	A minimum 5% security-level free float;

•	1.5 million share minimum U.S. consolidated traded volume in each of the six calendar months preceding the reference date;

•	Initial public offerings and new listings must be at least three full calendar months past the listing date, not including the listing month but including the reconstitution reference date month of July; and

•	If a company has multiple listed share classes that qualify, then only the largest share class based on float-adjusted market capitalization is eligible for selection.

The thirty largest securities, ranked by security-level float-adjusted market capitalization as of the reference date, are included in the NYSE Semiconductor Index.

NYSE Semiconductor Index Construction

The NYSE Semiconductor Index is subject to the following exposure limits:

•	All constituents are capped at 8% with any excess weight redistributed on a pro-rata basis to constituents below that cap, provided none can be increased above 8%.

•	The weights of constituents outside the initial five largest are capped at 4% with any excess weight redistributed on a pro-rata basis to (i) any of the five largest constituents that are below 8% (provided they cannot be increased above 8%) and (ii) any other constituents that are below 4% (provided none are increased above 4%).

•	The cumulative weight of all ADRs is capped at 10% with the reductions applied proportionately across that group. Excess weight is redistributed on a pro-rata basis to (i) any non-ADR constituents among the resulting five largest constituents that are below 8% (provided they cannot be increased above 8%) and (ii) any other non-ADR constituents that are below 4% (provided they cannot be increased above 4%).

NYSE Semiconductor Index Calculation

The level of the NYSE Semiconductor Index is calculated by dividing the current index market capitalization by the index divisor. The index market capitalization represents the sum product of the number of index constituent shares and prices. The divisor was determined as a function of the initial index market capitalization and base index level. The divisor is updated as a result of corporate actions, reconstitutions, rebalances and any other composition changes.

NYSE Semiconductor Index Maintenance and Adjustments

The NYSE Semiconductor Index undergoes a full reconstitution of constituent holdings annually after the close of the third Friday of September. At the annual reconstitution, qualifying constituents are re-selected based on the above criteria, and float-adjusted market capitalization weights are determined subject to the above exposure limits. The reference date for the input data used to determine security qualification is the close of the last trading day of July, and reference data for the input data used to determine weights is the close of the last trading day of August. The announcement date is the close of the first Friday of September.

In addition to the annual reconstitution, the NYSE Semiconductor Index undergoes a rebalancing after the close of the third Friday of March, June and December. At the quarterly rebalancings, no constituents are added to or removed from the NYSE Semiconductor Index; however, constituent weights are recalculated based on updated float-adjusted market capitalizations subject to the issuer and ADR exposure limits. The reference date for all input data used in the quarterly rebalances is the close of the last trading day of the month preceding the month of effectiveness (February, May, November) and the announcement date is the close of the first Friday of the rebalance month.

The NYSE Semiconductor Index is adjusted for corporate actions that affect constituents and implements any intra-quarter float-adjusted shares outstanding updates greater than 10% in scheduled monthly share updates that take effect after the close of the last trading day of each month. Securities are removed from the NYSE Semiconductor Index only when both the transaction and delisting are either confirmed or deemed imminent. If a security is suspended prior to its removal from the NYSE Semiconductor Index, then the security is deleted at the close of the next trading day at either the last traded price (cash only terms) or the value of the deal terms (share or cash/share terms), if available. If a constituent is removed from the NYSE Semiconductor Index intra-quarter, then it is replaced with the eligible security with the next highest free float market capitalization as of the last reconstitution or rebalance. The

Capped Notes with Absolute Return Buffer	TS-12

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

replacement is made at the security-level free float market capitalization of the new security, with no additional capping rules applied. The NYSE Semiconductor Index implements a zero-price spin-off policy. A spin-co is added into the NYSE Semiconductor Index effective for the spin-off ex-date with a $0 price and no price adjustment is made on the parent constituent. After the close of the first day of trading for the spin-co, it is deleted from the NYSE Semiconductor Index at its last traded price.

Capped Notes with Absolute Return Buffer	TS-13

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

The following graph shows the daily historical performance of the Market Measure on its primary exchange in the period from January 1, 2016 through October 28, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 28, 2026, the Closing Market Price of the Market Measure was $521.94. The graph below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Market Measure

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Market Measure during any period set forth above is not an indication that the price per share of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Market Measure.

Capped Notes with Absolute Return Buffer	TS-14

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”) and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Capped Notes with Absolute Return Buffer	TS-15

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-11 and “Use of Proceeds and Hedging” on page PS-27 of product supplement EQUITY LIRN-1.

Capped Notes with Absolute Return Buffer	TS-16

Capped Notes with Absolute Return Buffer
Linked to the iShares® Semiconductor ETF, due November , 2028

Tax Consequences

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

As discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation (“USRPHC”) or a passive foreign investment company (“PFIC”). If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC, or to a non-U.S. holder in the case of a USRPHC. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Market Measure. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. Subject to the application of the constructive ownership rules, any gain or loss recognized on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2029 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final term sheet for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

Capped Notes with Absolute Return Buffer	TS-17